

SECUR 12063204 ION

OMB APPROVAL

OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8-16514

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
03 REGISTRATIONS BRANCH

NAME OF BROKER - DEALER:

Charles Schwab & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Main Street
(No. and Street)

San Francisco (City) California (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Egan (415) 667-9344
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

555 Mission Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph R. Martinetto, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Charles Schwab & Co., Inc. and subsidiaries (the Company) as of and for the year ended December 31, 2011 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a client, except as follows:

Security accounts of principal officers and directors that are classified as client accounts (Debits $204 thousand, Credits $91 million)

State of California
County of San Francisco

Subscribed and sworn (or affirmed) before me on this 23rd day of February, 2012, by JOSEPH R. MARTINETTO proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



Signature

Executive Vice President and Chief Financial Officer
Title

(Seal)


HELEN AVERY DRAKE
COMM. #1874056
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Jan. 17, 2014

Signature Helen Avery Drake

Deloitte



CHARLES SCHWAB & CO., INC.
TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Charles Schwab & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Charles Schwab & Co., Inc. and subsidiaries (the "Company") as of December 31, 2011, and the related consolidated statements of income, cash flows, changes in stockholders' equity, and changes in subordinated borrowings for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Charles Schwab & Co., Inc. and subsidiaries at December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The unconsolidated supplemental schedules appearing on pages 24 through 26 are presented for the purpose of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the consolidated financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2012

CHARLES SCHWAB & CO., INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011 (In millions, except share and per share amounts)

Assets	
Cash and cash equivalents	$ 1,117
Cash and investments segregated and on deposit for regulatory purposes (including resale agreements of $17,899)	24,999
Receivables from brokers, dealers, and clearing organizations	193
Receivables from brokerage clients — net	10,925
Securities owned — at fair value	504
Equipment, office facilities, and property — net	617
Goodwill	428
Other assets	386
Total assets	$ 39,169
Liabilities, Subordinated Borrowings, and Stockholder's Equity	
Payables to brokers, dealers, and clearing organizations	$ 1,034
Payables to brokerage clients	34,410
Accrued expenses and other liabilities	1,106
Long-term debt	100
Total	36,650
Subordinated borrowings due to The Charles Schwab Corporation	245
Stockholder's equity:	
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued	-
Common stock 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding	-
Additional paid-in capital	1,077
Retained earnings	1,197
Total stockholder's equity	2,274
Total liabilities, subordinated borrowings, and stockholder's equity	$ 39,169

See Notes to Consolidated Financial Statements.

CHARLES SCHWAB & CO., INC.

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011 (In millions)

Net Revenues	
Asset management and administration fees	$ 1,562
Interest revenue	623
Interest expense	(12)
Net interest revenue	611
Trading revenue	873
Other	6
Total net revenues	3,052
Expenses Excluding Interest	
Compensation and benefits	1,433
Professional services	287
Occupancy and equipment	288
Advertising and market development	220
Communications	199
Depreciation and amortization	127
Other	180
Total expenses excluding interest	2,734
Income before taxes on income	318
Taxes on income	(123)
Net Income	$ 195

See Notes to Consolidated Financial Statements.

CHARLES SCHWAB & CO., INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011 (In millions)

Cash Flows From Operating Activities	
Net income	$ 195
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	127
Provision for deferred income taxes	4
Other	7
Net change in:	
Cash and investments segregated and on deposit for regulatory purposes	(2,250)
Receivables from brokers, dealers, and clearing organizations	214
Receivables from brokerage clients	335
Securities owned	(258)
Other assets	(11)
Payables to brokers, dealers, and clearing organizations	(355)
Payables to brokerage clients	3,466
Accrued expenses and other liabilities	(120)
Net cash provided by operating activities	1,354
Cash Flows From Investing Activities	
Purchase of equipment, office facilities, and property	(179)
Other investing activities	2
Net cash used for investing activities	(177)
Cash Flows From Financing Activities	
Repayment of long-term debt	(6)
Proceeds from subordinated borrowings due to The Charles Schwab Corporation	25
Dividends paid to Schwab Holdings, Inc.	(160)
Net cash used for financing activities	(141)
Increase in Cash and Cash Equivalents	1,036
Cash and Cash Equivalents at Beginning of Year	81
Cash and Cash Equivalents at End of Year	$ 1,117
Supplemental Cash Flow Information	
Cash paid during the period for:	
Interest	$ 8
Income taxes	$ 147

See Notes to Consolidated Financial Statements.

CHARLES SCHWAB & CO., INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011 (In millions)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2010	$ -	$ 1,077	$ 1,162	$ 2,239
Net income	-	-	195	195
Dividends paid to Schwab Holdings, Inc.	-	-	(160)	(160)
Balance at December 31, 2011	$ -	$ 1,077	$ 1,197	$ 2,274

CONSOLIDATED STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2011 (In millions)

	Subordinated Revolving Credit Facility
Balance at December 31, 2010	$ 220
Proceeds from subordinated borrowings	25
Repayment of subordinated borrowings	-
Balance at December 31, 2011	$ 245

See Notes to Consolidated Financial Statements.

1. Organization and Nature of Business

Organization — Charles Schwab & Co., Inc. (Schwab) is a wholly-owned subsidiary of Schwab Holdings, Inc., a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). The accompanying consolidated financial statements include Schwab and its wholly-owned subsidiaries (collectively referred to as the Company). Schwab is a securities broker-dealer with over 300 domestic branch offices in 45 states, as well as a branch in each of the Commonwealth of Puerto Rico and London, U.K. In addition, Schwab serves clients in Hong Kong through one of CSC's subsidiaries.

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC), the fifty states, and the District of Columbia and Puerto Rico. Schwab is registered as an investment advisor with the SEC. Additionally, Schwab is regulated by the Commodities Futures Trading Commission (CFTC) with respect to the futures and commodities trading activities it conducts as an introducing broker. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations (SROs), which in Schwab's case includes the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB), NYSE Arca, and the Chicago Board Options Exchange. The primary regulators of Schwab are FINRA and, for municipal securities, the MSRB. The CFTC has designated the National Futures Association as Schwab's primary regulator for futures and commodities trading activities.

2. Summary of Significant Accounting Policies

Basis of presentation — The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying consolidated financial statements. Significant estimates relate to valuation of goodwill, allowance for doubtful accounts, and legal reserves. Actual results may differ from those estimates. Intercompany balances and transactions have been eliminated.

Asset management and administration fees, which include mutual fund service fees and fees for other asset-based financial services provided to individual and institutional clients, are recognized as revenue over the period that the related service is provided, based upon average asset balances. The Company earns mutual fund service fees for shareholder services, administration, and investment management services provided to its proprietary funds, and recordkeeping and shareholder services provided to third-party funds. These fees are based upon the daily balances of client assets invested in these funds. The Company also earns asset management fees for advice solutions, which include advisory and managed account services that are based on the daily balances of client assets subject to the specific fee for service. The fair value of client assets included in proprietary and third-party mutual funds are based on quoted market prices and other observable market data. Other asset management and administration fees include various asset based fees, such as 401k record keeping fees, and mutual fund clearing and other fees.

In 2011, the Company waived a portion of its asset management fees earned from certain Schwab-sponsored money market mutual funds in order to provide a positive return to clients. Under agreements with these funds, the Company may recover such fee waivers depending on the future performance of the funds and approval by the boards of the respective funds until the third anniversary of the end of the fiscal year in which such fee waiver occurs, subject to certain limitations. Recoveries of previously-waived asset management fees are recognized as revenue when substantially all uncertainties about timing and amount of realization are resolved. Amounts recognized in revenue for recoveries of previously-waived asset management fees were not material in 2011.

Interest revenue represents interest earned on certain assets, which include cash and cash equivalents, cash and investments segregated, receivables from brokers, dealers, and clearing organizations, receivables from brokerage clients, and securities owned. Interest revenue is recognized in the period earned based upon average or daily asset balances and respective interest rates.

Securities transactions — Trading revenue includes commission and principal transaction revenues. Clients' securities transactions are recorded on the date that they settle, while the related commission revenues and expenses are recorded on the date that the trade occurs. Principal transaction revenues are primarily comprised of revenues from client fixed income securities trading activity, which are recorded on a trade date basis.

Cash and cash equivalents — The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include deposits with banks, certificates of deposit, and commercial paper.

Cash and investments segregated and on deposit for regulatory purposes include securities purchased under agreements to resell (resale agreements), which are collateralized by United States (U.S.) Government and agency securities. Resale agreements are accounted for as collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. Schwab obtains control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued daily by Schwab, with additional collateral obtained to ensure full collateralization. Cash and investments segregated also include certificates of deposit and U.S. Government securities, as well as corporate debt securities guaranteed by the Federal Deposit Insurance Corporation (FDIC) under the Temporary Liquidity Guarantee Program. Certificates of deposit, U.S. Government securities, and corporate debt securities are recorded at fair value.

Receivables from brokerage clients include margin loans to clients and are recorded net of an allowance for doubtful accounts. Receivables from brokerage clients that remain unsecured or partially secured for more than 30 days are fully reserved.

Securities owned include Schwab Funds® money market funds, equity and bond mutual funds, state and municipal debt obligations, equity securities, U.S. Government and corporate debt, and other securities recorded at fair value based on quoted market prices. Unrealized gains and losses are included in trading revenue.

Securities borrowed and securities loaned — Securities borrowed require Schwab to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations. For securities loaned, Schwab receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations. Schwab monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded to ensure full collateralization. Fees received or paid are recorded in interest revenue or interest expense.

Equipment, office facilities, and property are recorded at cost net of accumulated deprecation and amortization of $1.7 billion at December 31, 2011, except for land, which is recorded at cost. Equipment and office facilities are depreciated on a straight-line basis over an estimated useful life of three to ten years. Buildings are depreciated on a straight-line basis over 20 to 40 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal use are amortized on a straight-line basis over an estimated useful life of three or five years. Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill represents the fair value of acquired businesses in excess of the fair value of the individually identified net assets acquired. Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. In testing for a potential impairment of goodwill, management estimates the fair value of each of the Company's reporting units (defined as the Company's businesses for which financial information is available and reviewed regularly by management), and compares it to their carrying value. If the estimated fair value of a reporting unit is less than its carrying value, management is required to estimate the fair value of all assets and liabilities of the reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. The Company's annual impairment testing date is April 1st. The Company did not recognize any goodwill impairment in 2011.

Guarantees — The Company recognizes, at the inception of a guarantee, a liability equal to the estimated fair value of the obligation undertaken in issuing the guarantee. The fair values of the obligations relating to standby letter of credit agreements (LOCs) are estimated based on fees charged to enter into similar agreements, considering the creditworthiness of the counterparties. The fair values of the obligations relating to other guarantees are estimated based on transactions for similar guarantees or expected present value measures.

Income taxes — The Company is included in the consolidated federal income tax return of CSC. It provides for income taxes on all transactions that have been recognized in the consolidated financial statements on a pro rata basis with CSC's other subsidiaries in the consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. The Company's unrecognized tax benefits, which are included in accrued expenses and other liabilities, represent the difference between positions taken on tax return filings and estimated potential tax settlement outcomes.

Stock-based compensation — Schwab participates in CSC's stock incentive plans and records its allocated share of CSC's stock-based compensation expense. Stock-based compensation includes employee and board of director stock options, restricted stock awards, and restricted stock units. CSC measures compensation expense for these share-based payment arrangements based on their estimated fair values as of the awards' grant date. The fair value of the share-based award is recognized over the vesting period as stock-based compensation.

Stock-based compensation expense is based on awards expected to vest and therefore is reduced for estimated forfeitures. Forfeitures are estimated at the time of grant based on CSC's historical forfeiture experience and revised in subsequent periods if actual forfeitures differ from those estimates.

Adoption of New Accounting Standards

Goodwill Impairment Test — In December 2010, the Financial Accounting Standards Board issued new guidance on when to perform the second step in the two-step goodwill impairment test, which is effective for all goodwill impairment tests performed after January 1, 2011. Specifically, if the carrying value of a reporting unit, as computed in step one of the goodwill impairment test, is zero or negative, step two must be performed when it is "more likely than not" that goodwill is impaired; under these circumstances, entities can no longer assume that no impairment exists because fair value, as computed in step two, would generally be greater than zero. The adoption of this new guidance did not have a material impact on the Company's financial position, results of operations, or cash flows.

(Tabular amounts in millions, except option price amounts)

New Accounting Standards Not Yet Adopted

Testing Goodwill for Impairment — In September 2011, the FASB issued new guidance allowing companies to consider qualitative factors before performing a quantitative assessment when determining whether goodwill is impaired, which is effective for goodwill impairment tests performed after January 1, 2012. Specifically, there is no longer a requirement to perform the two-step goodwill impairment test unless the entity determines that based on qualitative factors, it is more likely than not that the fair value of the reporting unit is less than its carrying amount. The adoption of this new guidance is not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

3. Receivables from Brokerage Clients

Receivables from brokerage clients are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts was not material at December 31, 2011. Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $10.1 billion at December 31, 2011. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the consolidated financial statements. The average yield earned on margin loans was 4.45% in 2011.

4. Securities Owned

A summary of securities owned at December 31, 2011 is as follows:

Schwab Funds® money market funds	$ 332
Equity and bond mutual funds	105
State and municipal debt obligations	46
Equity, U.S. Government and corporate debt, and other securities	21
Total securities owned (1)	$ 504

(1) Securities pledged were not material at December 31, 2011.

Schwab's positions in Schwab Funds® money market funds arise from certain overnight funding of clients' redemption, check-writing, and debit card activities. Equity and bond mutual funds include inventory maintained to facilitate certain Schwab Funds and third-party mutual fund clients' transactions. State and municipal debt obligations, equity, U.S. Government and corporate debt, and other securities include securities held to meet clients' trading activities.

Securities sold, but not yet purchased were not material at December 31, 2011 and are recorded at fair value in accrued expenses and other liabilities.

(Tabular amounts in millions, except option price amounts)

5. Other Assets

The components of other assets at December 31, 2011 are as follows:

Accounts receivable [1]	$ 148
Deferred tax asset – net	92
Prepaid expenses	68
Receivables from affiliates	32
Interest and dividends receivable	16
Income taxes receivable	13
Other	17
Total other assets	$ 386

[1] Accounts receivable includes accrued service fee income.

6. Payables to Brokers, Dealers, and Clearing Organizations

Payables to brokers, dealers, and clearing organizations include securities loaned of $846 million at December 31, 2011. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned.

7. Payables to Brokerage Clients

The principal source of funding for Schwab's margin lending is cash balances in brokerage client accounts, which are included in payables to brokerage clients. Cash balances in interest-bearing brokerage client accounts were $29.7 billion at December 31, 2011. The average rate paid on cash balances in interest-bearing brokerage client accounts was 0.01% in 2011.

8. Borrowings

Schwab maintains a $2.5 billion credit facility with CSC, which is scheduled to expire in December 2014. This facility replaced a similar facility that expired in December 2011. Borrowings under this facility do not qualify as regulatory capital for Schwab. There were no funds drawn under this facility at December 31, 2011.

A Schwab subsidiary has a finance lease obligation related to an office building and land under a 20-year lease. At December 31, 2011, the carrying value of the office building and land was$132 million. The remaining finance lease obligation of $100 million at December 31, 2011, is being reduced by a portion of the lease payments over the remaining lease term of 13 years. Schwab has not directly or indirectly guaranteed, endorsed or assumed the obligations or liabilities of the above mentioned Schwab subsidiary. Accordingly, Schwab does not consolidate the assets and liabilities of the subsidiary into its net capital computation.

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of six banks totaling $875 million at December 31, 2011. CSC has direct access to $750 million of these credit lines. There were no borrowings outstanding under these lines at December 31, 2011.

(Tabular amounts in millions, except option price amounts)

To partially satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured standby LOCs with eight banks in favor of the OCC aggregating $350 million at December 31, 2011. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging LOCs, in favor of these brokerage clients, which are issued by multiple banks. At December 31, 2011, the aggregate face amount of these LOCs totaled $78 million. There were no funds drawn under any of these LOCs at December 31, 2011.

To manage its regulatory capital requirement, Schwab maintains a $1.4 billion subordinated revolving credit facility with CSC. The facility is available for general corporate purposes, provides for interest at a variable rate based on 3-month LIBOR, and is scheduled to expire in March 2012. Schwab intends to renew this facility when it expires. At December 31, 2011, there were $245 million of subordinated borrowings outstanding under this facility, bearing interest at a variable rate of 0.58%.

Subordinated borrowings are included in Schwab's net capital pursuant to SEC Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). Such borrowings are subordinated to the claims of general creditors and to the extent that these borrowings are required for Schwab's continued compliance with minimum net capital requirements, they may not be repaid (see note "16 – Regulatory Requirements").

9. Commitments and Contingencies

Operating leases and other commitments — Schwab has non-cancelable operating leases for office space and equipment. In addition, Schwab leases a data center facility from an affiliate under a five-year lease agreement. The aggregate future minimum rental commitment under the lease is $8 million at December 31, 2011. The agreement includes five additional four-year extension options, which may be exercised at prevailing market rates.

Future minimum rental commitments under these leases, including the commitment on the lease agreement with an affiliate, net of contractual subleases, at December 31, 2011, are as follows:

	Operating Leases	Subleases	Net
2012	$ 90	$ 3	$ 87
2013	70	-	70
2014	57	-	57
2015	48	-	48
2016	40	-	40
Thereafter	121	-	121
Total	$ 426	$ 3	$ 423

Certain leases contain provisions for renewal options, purchase options, and rent escalations based on increases in certain costs incurred by the lessor. Rent expense was $185 million in 2011, including $6 million for the lease of the data center with an affiliate.

(Tabular amounts in millions, except option price amounts)

Purchase obligations — The Company has purchase obligations for services such as advertising and marketing, telecommunications, professional services, and hardware- and software-related agreements. At December 31, 2011, the Company has purchase obligations as follows:

2012	$ 117
2013	47
2014	33
2015	27
2016	5
Thereafter	1
Total	$ 230

Guarantees — Schwab has clients that sell (i.e., write) listed option contracts that are cleared by various clearing houses. The clearing houses establish margin requirements on these transactions. Schwab partially satisfies the margin requirements by arranging unsecured standby LOCs, in favor of the clearing houses, which are issued by multiple banks. At December 31, 2011, the aggregate face amount of these LOCs totaled $350 million. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging LOCs, in favor of these brokerage clients, which are issued by multiple banks. At December 31, 2011, the aggregate face amount of these LOCs totaled $78 million. There were no funds drawn under any of these LOCs at December 31, 2011.

Schwab also provides guarantees to securities clearing houses and exchanges under standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. Schwab's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for Schwab to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these guarantees.

Legal contingencies — The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Described below are certain matters in which there is a reasonable possibility that a material loss could be incurred or where the matter may otherwise be of significant interest to clients. With respect to all other pending matters, based on current information and consultation with counsel, it does not appear that the outcome of any such matter could be material to the financial condition, operating results, or cash flows of the Company. However, predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of others in similar cases; available defenses, including potential opportunities to dispose of a case on the merits or procedural grounds before trial (e.g., motions to dismiss or for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; potential opportunities for settlement and the status of any settlement discussions; and potential insurance coverage and indemnification. Often, as in the case of the Auction Rate Securities Regulatory Inquiries described below, it is not possible to reasonably estimate potential liability, if any, or a range of potential liability until the matter is closer to

(Tabular amounts in millions, except option price amounts)

resolution, or pending the outcome of key motions or appeals. Numerous issues may have to be developed, such as discovery of important factual matters and determination of threshold legal issues, which may include novel or unsettled questions of law. Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available.

Auction Rate Securities Regulatory Inquiries: Schwab has been responding to industry wide inquiries from federal and state regulators regarding sales of auction rate securities to clients who were unable to sell their holdings when the normal auction process for those securities froze unexpectedly in February 2008. On August 17, 2009, a civil complaint was filed against Schwab in New York state court by the Attorney General of the State of New York (NYAG) alleging material misrepresentations and omissions by Schwab regarding the risks of auction rate securities, and seeking restitution, disgorgement, penalties and other relief, including repurchase of securities held in client accounts. As reflected in a statement issued August 17, 2009, Schwab has responded that the allegations are without merit, and has been contesting all charges. By order dated October 24, 2011, the court granted Schwab's motion to dismiss the complaint. On November 30, 2011, the NYAG filed notice of its intention to appeal the ruling.

YieldPlus Fund Litigation: As disclosed previously, the Company recorded charges in 2010 for settlements to resolve consolidated class action litigation in the U.S. District Court for the Northern District of California relating to the Schwab YieldPlus Fund®. On April 19, 2011, the court granted final approval of the settlement agreements and entered final judgment in the litigation.

10. Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk, or Market Risk

Securities lending — Schwab, where permitted loans client securities temporarily to other brokers in connection with its securities lending activities and receives cash as collateral for the securities loaned. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, Schwab may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. Schwab mitigates this risk by requiring credit approvals for counterparties, by monitoring the fair value of securities loaned, and requiring additional cash as collateral when necessary. The fair value of client securities pledged in securities lending transactions to other broker-dealers was $778 million at December 31, 2011. Additionally, Schwab borrows securities from other broker-dealers to fulfill short sales by clients. The fair value of these borrowed securities was $40 million at December 31, 2011.

Client trade settlement — Schwab is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to Schwab. Clients are required to complete their transactions on settlement date, generally three business days after the trade date. If clients do not fulfill their contractual obligations, Schwab may incur losses. Schwab has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential for Schwab to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending — Schwab provides margin loans to its clients which are collateralized by securities in their brokerage accounts and may be liable for the margin requirement of its client margin securities transactions. As clients write options or sell securities short, Schwab may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is not sufficient to fully cover losses which clients may incur from these strategies. To mitigate this risk, Schwab monitors required margin levels and clients are required to deposit additional collateral, or reduce positions to meet minimum collateral requirements. Clients with margin loans have agreed to allow Schwab to pledge

(Tabular amounts in millions, except option price amounts)

collateralized securities in their brokerage accounts in accordance with federal regulations. Schwab was allowed, under such regulations, to pledge securities with a fair value of $14.5 billion at December 31, 2011. The fair value of client securities pledged to fulfill the short sales of its clients was $1.2 billion at December 31, 2011. The fair value of client securities pledged to fulfill Schwab's proprietary short sales, which resulted from facilitating clients' dividend reinvestment elections, was $101 million at December 31, 2011. Schwab has also pledged a portion of its securities owned in order to fulfill the short sales of clients and in connection with securities lending transactions to other broker-dealers. The fair value of these pledged securities was not material at December 31, 2011. Schwab may also pledge client securities to fulfill client margin requirements for open option contracts established with the OCC. The fair value of these pledged securities to the OCC was $1.2 billion at December 31, 2011.

Financial instruments held for trading purposes — Schwab maintains inventories in securities on a long and short basis relating to its fixed income operations. Schwab could incur losses or gains as a result of changes in the fair value of these securities. To mitigate the risk of losses, long and short positions are marked to fair value and are monitored by management to assure compliance with limits established by Schwab.

Resale and repurchase agreements — Schwab enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty fails to purchase the securities held as collateral for the cash advanced and the fair value of the securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a fair value in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At December 31, 2011, the fair value of collateral received in connection with resale agreements that are available to be repledged or sold was $18.3 billion. Schwab utilizes the collateral provided under repurchase agreements to meet obligations under broker-dealer client protection rules, which place limitations on its ability to access such segregated securities. For Schwab to repledge or sell this collateral, it would be required to deposit cash and/or securities of an equal amount into its segregated reserve bank accounts in order to meet its segregated cash and investment requirement.

Concentration risk — Schwab has exposure to concentration risk when holding large positions of financial instruments collateralized by assets with similar economic characteristics or in securities of a single issuer or industry.

Schwab's investments in corporate debt securities totaled $775 million at December 31, 2011 with the majority issued by financial institutions and guaranteed under the FDIC Temporary Liquidity Guarantee Program. These securities are included in cash and investments segregated and on deposit for regulatory purposes and in securities owned.

Schwab has indirect exposure to U.S. government and agency securities held as collateral to secure its resale agreements. Schwab's primary credit exposure on these resale transactions is with its counterparty. Schwab would have exposure to the U.S. government and agency securities only in the event of the counterparty's default on the resale agreements. The fair value of U.S. government and agency securities held as collateral for resale agreements totaled $18.3 billion at December 31, 2011.

11. Fair Value of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of

unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded money market funds, mutual funds and equity securities. The Company did not transfer any assets or liabilities between Level 1 and Level 2 during 2011.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, and new issue data. This category includes certificates of deposit, corporate debt securities, U.S. Treasury securities, U.S. agency and municipal debt securities, and commercial paper.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company did not have any financial assets or liabilities utilizing Level 3 inputs as of December 31, 2011.

Assets and Liabilities Recorded at Fair Value

The Company's assets recorded at fair value include certain cash equivalents, investments segregated and on deposit for regulatory purposes, and securities owned. When available, the Company uses quoted prices in active markets to measure the fair value of assets. When quoted prices do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of investment assets. The Company validates prices received from the pricing services using various methods, including comparison to prices received from additional pricing services, comparison to quoted market prices, where available, comparison to internal valuation models, and review of other relevant market data. The Company does not adjust the prices received from independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts. At December 31, 2011, the Company did not adjust prices received from independent third-party pricing services. Liabilities recorded at fair value were not material, and therefore are not included in the following table.

(Tabular amounts in millions, except option price amounts)

The following table presents the fair value hierarchy as of December 31, 2011, for assets measured at fair value:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Cash equivalents:				
Commercial paper	$ -	$ 75	$ -	$ 75
Total cash equivalents	-	75	-	75
Investments segregated and on deposit for regulatory purposes:				
Certificates of deposit	-	2,374	-	2,374
Corporate debt securities	-	767	-	767
U.S. Government securities	-	650	-	650
Total investments segregated and on deposit for regulatory purposes	-	3,791	-	3,791
Securities owned:				
Schwab Funds® money market funds	332	-	-	332
Equity and bond mutual funds	105	-	-	105
State and municipal debt obligations	-	46	-	46
Equity, U.S. Government and corporate debt, and other securities	1	20	-	21
Total securities owned	438	66	-	504
Total assets at fair value	$ 438	$ 3,932	$ -	$ 4,370

Fair Value of Assets and Liabilities Not Recorded at Fair Value

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of assets and liabilities not recorded at fair value are described below. There were no significant changes in these methodologies or assumptions during 2011.

Other cash equivalents, receivables, payables, and accrued expenses and other liabilities include cash and highly liquid investments, receivables and payables from/ to brokers, dealers and clearing organizations, receivables and payables from/ to brokerage clients, and drafts, accounts, taxes, interest and compensation payable. Assets and liabilities in these categories are short-term in nature and accordingly are recorded at amounts that approximate fair value.

Cash and investments segregated and on deposit for regulatory purposes include securities purchased under resale agreements. Securities purchased under resale agreements are recorded at par value plus accrued interest. Securities purchased under resale agreements are short-term in nature and are backed by collateral that both exceeds the carrying value of the resale agreement and is highly liquid in nature. Accordingly, the carrying value approximates fair value.

Long-term debt includes a finance lease obligation of a subsidiary recorded at carrying value, which approximates fair value.

Subordinated borrowings due to The Charles Schwab Corporation includes subordinated notes payable to CSC. The fair value of Schwab's subordinated notes is estimated using an internal valuation model that is based on the

(Tabular amounts in millions, except option price amounts)

borrowing rate applicable to CSC's publicly traded debt due to third parties. The carrying value approximates fair value.

12. Related-Party Transactions

Certain related-party transactions between Schwab, CSC and its affiliates are described below.

Schwab provides administrative services for CSIM, a subsidiary of CSC, and other affiliates. During 2011, revenues for such services, which were included in asset management and administration fees, and other revenues, totaled $48 million.

Schwab pays management fees to affiliates for recordkeeping and administrative services. During 2011, expenses for such services, which were included in other expenses, were $20 million. Clients of other affiliates transact certain brokerage business with Schwab, and Schwab pays these affiliates a percentage of the commission and fee revenues generated from such business. During 2011, Schwab paid $80 million to these affiliates relating to such business, which are recorded as an offset to other revenue.

Schwab provides technology, support, and other services to Charles Schwab Bank (Schwab Bank), a subsidiary of CSC, and other affiliates, which are recorded as an offset to expense. These services totaled $106 million in 2011.

Schwab pays rent to an affiliate for a data center, which is recorded in occupancy and equipment expense. During 2011, such expenses were $6 million.

CSC has assumed Schwab's responsibilities and obligations under a real estate lease for property principally used by CSC, in which Schwab is the lessee.

Receivables from affiliates were $32 million at December 31, 2011 and are included in other assets. Payables to affiliates including the effects of the transactions listed above were $36 million at December 31, 2011 and are included in accrued expenses and other liabilities. Payables to affiliates are payable on demand.

Schwab enables clients to sweep excess cash held in brokerage accounts into deposit accounts at Schwab Bank. At December 31, 2011, these sweep deposit balances totaled $40.6 billion.

(Tabular amounts in millions, except option price amounts)

13. Employee Incentive and Retirement Plans

A summary of Schwab's stock-based compensation expense and related income tax benefit for the year ended December 31, 2011 is as follows:

Stock option expense	$	55
Restricted stock award expense		11
Restricted stock unit expense		19
Employee stock purchase plan expense		3
Total stock-based compensation expense [1]	$	88
Income tax benefit on stock-based compensation expense	$	33

(1) Amount represents 89% of CSC's consolidated total stock-based compensation expense.

Retirement Plan

Upon completing three months of consecutive service, employees of Schwab may participate in CSC's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion. Schwab's contribution expense was $53 million in 2011.

14. Stock Incentive Plans - Consolidated CSC Information

Employees, officers, and directors of Schwab participate in stock incentive plans sponsored by CSC. The following summarizes these plans:

CSC issues shares for stock options and restricted stock awards from treasury stock. At December 31, 2011, CSC was authorized to grant up to 52 million common shares under its existing stock incentive plans.

As of December 31, 2011, there was $192 million of total unrecognized compensation cost, net of forfeitures, related to outstanding stock options, restricted stock awards, and restricted stock units, which is expected to be recognized through 2016 with a remaining weighted-average period of 2.8 years.

Stock Option Plans

CSC's stock incentive plans provide for granting options to employees, officers, and directors. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to five-year period from the date of grant. Certain options are granted at an exercise price above the market value of common stock on the date of grant (i.e., premium-priced options).

(Tabular amounts in millions, except option price amounts)

CSC's stock option activity is summarized below:

	Number of Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	60	$ 16.41		
Granted	13	$ 13.07		
Exercised	(8)	$ 12.03		
Forfeited	(2)	$ 16.32		
Expired	(5)	$ 17.21		
Outstanding at December 31, 2011	58	$ 16.20	6.30	$ 4
Vested and expected to vest at December 31, 2011	54	$ 16.31	6.15	$ 4
Vested and exercisable at December 31, 2011	31	$ 17.53	4.24	$ 3

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

Information on stock options granted and exercised during 2011 is presented below:

Weighted-average fair value of options granted per share	$ 4.16
Cash received from options exercised	$ 96
Tax benefit realized on options exercised	$ 7
Aggregate intrinsic value of options exercised	$ 38

Management uses a binomial option pricing model to estimate the fair value of options granted. The binomial model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term equal to the contractual term of the option. Management uses historical option exercise data, which includes employee termination data to estimate the probability of future option exercises. Management uses the Black-Scholes model to solve for the expected life of options valued with the binomial model presented below. The assumptions used to value CSC's options granted during 2011 and their expected lives were as follows:

Weighted-average expected dividend yield	.85%
Weighted-average expected volatility	36%
Weighted-average risk-free interest rate	2.1%
Expected life (in years)	0.0 – 6.3

Restricted Stock Plans

CSC's stock incentive plans provide for granting restricted stock awards and restricted stock units to employees, officers, and directors. Restricted stock units are awards that entitle the holder to receive shares of CSC's common stock following a vesting period.

(Tabular amounts in millions, except option price amounts)

Restricted stock awards and units are restricted from transfer or sale and generally vest annually over a three- to five-year period, but some vest based upon CSC achieving certain financial or other measures. The fair value of restricted stock awards and units is based on the market price of CSC's stock on the date of grant. The grant date fair value is amortized to compensation expense on a straight-line basis over the requisite service period. The total fair value of the restricted stock awards and units that vested during 2011 was $24 million.

CSC's restricted stock awards and units activity is summarized below:

	Restricted Stock Awards		Restricted Stock Units	
	Number of Shares	Weighted-Average Grant Date Fair Value per Share	Number of Units	Weighted-Average Grant Date Fair Value per Unit
Outstanding at December 31, 2010	1	$ 20.49	4	$ 16.04
Granted	-	$ -	5	$ 11.94
Vested	(1)	$ 20.69	(1)	$ 16.28
Forfeited	-	$ -	-	$ -
Outstanding at December 31, 2011	-	$ -	8	$ 13.23

Employee Stock Purchase Plan

Under CSC's Employee Stock Purchase Plan (ESPP), eligible employees can purchase shares of CSC's common stock using amounts withheld through payroll deductions, subject to limitations. Payroll deductions are accumulated during six-month offering periods that start each year on February 1st and August 1st. Share purchases are made on the last trading day of each three-month purchase period within the offering period. The three-month purchase periods end on January 31st, April 30th, July 31st, and October 31st of each year. The purchase price for each share of stock is 85% of the fair market value of the shares on the last trading day of the purchase period. At December 31, 2011, CSC had 45 million shares reserved for future issuance under the ESPP.

15. Taxes on Income

The components of income tax expense for the year ended December 31, 2011 are as follows:

Current:	
Federal	$ 105
State	18
Total current	123
Deferred:	
Federal	-
State	-
Total deferred	-
Total taxes on income	$ 123

The Company's tax liability excludes the excess tax benefits from the exercise of stock options and the vesting of restricted stock awards. The excess tax benefits, which otherwise would, for accounting purposes, provide a reduction

(Tabular amounts in millions, except option price amounts)

of income taxes payable, are remitted to CSC through the payables to affiliates pursuant to the provisions of the Company's tax sharing arrangement. Such tax amounts totaled a net reduction in taxes payable of $7 million in 2011.

Net deferred tax assets of $92 million at December 31, 2011 were comprised of deferred tax assets of $185 million, offset by deferred tax liabilities of $93 million. Deferred tax assets are primarily attributable to employee compensation, severance and benefits of $137 million and facilities lease commitments of $38 million. Deferred tax liabilities are attributable to capitalized internal-use software development costs of $42 million and depreciation and amortization of $51 million. The Company determined that no valuation allowance against deferred tax assets at December 31, 2011 was necessary. The Company's effective income tax rate differs from the federal statutory income tax rate of 35% primarily due to the impact of state taxes.

The Company's unrecognized tax benefits, which are included in accrued expenses and other liabilities, represent the difference between positions taken on tax return filings and estimated potential tax settlement outcomes. Resolving these uncertain tax matters in the Company's favor would reduce taxes on income by $5 million, net of the federal tax benefit.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2011	$	7
Additions for tax positions related to the current year		1
Additions for tax positions of related to prior years		1
Reductions due to lapse of statute of limitations		(1)
Balance at December 31, 2011	$	8

The Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense, which were not material in 2011. The Company's liability for estimated interest on unrecognized tax benefits was not material at December 31, 2011.

Federal tax examinations for all years ending through December 31, 2007, have been completed. The years open to examination by state and local governments vary by jurisdiction.

16. Regulatory Requirements

Schwab is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). Schwab computes net capital under the alternative method permitted by the Uniform Net Capital Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by Schwab. Under the alternative method, Schwab may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent company or employees if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. At December 31, 2011, 2% of aggregate debit balances was $240 million, which exceeded the minimum dollar requirement for Schwab of $250,000. At December 31, 2011, Schwab's net capital was $1.2 billion (10% of aggregate debit balances), which was $948 million in excess of its minimum required net capital and $588 million in excess of 5% of aggregate debit balances.

Schwab is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934 and/or other applicable regulations, which requires Schwab to maintain cash or qualified securities in a segregated reserve account for the exclusive

(Tabular amounts in millions, except option price amounts)

benefit of clients. In accordance with Rule 15c3-3, Schwab had portions of its cash and investments segregated for the exclusive benefit of clients at December 31, 2011. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2011 was $25.5 billion. On January 4, 2012, the Company deposited a net amount of $1.1 billion of excess segregated cash into its segregated reserve bank accounts.

Certain broker-dealers have chosen to maintain brokerage client accounts at Schwab. To allow these broker-dealers to classify their assets held by Schwab as allowable assets in their computation of net capital, Schwab has agreed to compute a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB reserve requirement). Schwab had a portion of its cash and investments segregated to meet its PAIB reserve requirement at December 31, 2011.

17. Geographic Concentration

At December 31, 2011, approximately 23% of Schwab's total client accounts were located in California.

****

CHARLES SCHWAB & CO., INC.

UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2011 (In millions)

COMPUTATION OF NET CAPITAL

Stockholder's equity	$ 2,274
Subordinated borrowings allowable in the computation of net capital	245
Other allowable credits	-
Total capital and allowable subordinated borrowings and other credits	2,519
Nonallowable assets:	
Equipment, office facilities and property – net	485
Other	744
Total nonallowable assets	1,229
Other deductions and charges	64
Net capital before haircuts on securities positions	1,226
Haircuts on securities positions	38
Net Capital	$ 1,188

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Minimum net capital required (2% of aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3)	$ 240
Net capital in excess of minimum requirement	$ 948
Net capital in excess of 5% of aggregate debit items or 120% of minimum net capital requirement	$ 588

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited FOCUS Report, Part II, as of December 31, 2011. Therefore, no reconciliation of the two computations is deemed necessary.

CHARLES SCHWAB & CO., INC.

UNCONSOLIDATED COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2011 (In millions)

CREDIT BALANCES	
Free credit balances and other credit balances in clients' security accounts	$ 34,843
Monies payable against clients' securities loaned	841
Clients' securities failed to receive	125
Credit balances in firm accounts which are attributable to principal sales to clients	79
Market value of short securities and credits in all suspense accounts over 30 calendar days	75
Other	1,165
Total credits	37,128
DEBIT BALANCES	
Debit balances in clients' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	10,783
Securities borrowed to effectuate short sales by clients and securities borrowed to make delivery on clients' securities failed to deliver	41
Failed to deliver of clients' securities not older than 30 calendar days	-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	1,165
Aggregate debit items	11,989
Less 3% deduction pursuant to Rule 15c3-1(a)(1)(ii)	(360)
Total Rule 15c3-3 debits	11,629
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 25,499
AMOUNT HELD ON DEPOSIT IN RESERVE BANK ACCOUNT, INCLUDING VALUE OF QUALIFIED SECURITIES:	
At December 31, 2011	24,997
Deposit on January 4, 2012	1,061
Amount Held on Deposit in Reserve Bank Account	$ 26,058

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited FOCUS Report, Part II, as of December 31, 2011. Therefore, no reconciliation of the two computations is deemed necessary.

CHARLES SCHWAB & CO., INC.

UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011 (In dollars)

1. Clients' fully paid securities and excess margin securities not in Schwab's possession or control as of December 31, 2011, for which instructions to reduce to possession or control had been issued as of December 31, 2011 but for which the required action was not taken by Schwab within the time frames specified under Rule 15c3-3:

A. Market value	$ -
B. Number of items	-

2. Clients' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2011, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:

A. Market value	$ -
B. Number of items	-

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited FOCUS Report, Part II, as of December 31, 2011. Therefore, no reconciliation of the two computations is deemed necessary.

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

The Board of Directors of
Charles Schwab & Co., Inc.
211 Main Street
San Francisco, CA 94105

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Charles Schwab & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Charles Schwab & Co., Inc.'s compliance with the applicable instructions of the Form SIPC-7. Charles Schwab & Co., Inc.'s management is responsible for Charles Schwab & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 23, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

016514 FINRA DEC
CHARLES SCHWAB & CO INC 11*11
ATTN SANDRA FLAVIANI
211 MAIN ST
SAN FRANCISCO, CA 94105-1905

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Sandra Flaviani (415) 667-9159

2. A. General Assessment (item 2e from page 2) $ 4,642,485

B. Less payment made with SIPC-6 filed (exclude interest) (2,369,281)
7/28/2011
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,273,204

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,273,204

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,273,204 wire

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Charles Schwab & Co. Inc
(Name of Corporation, Partnership or other organization)

Sandra Flaviani
(Authorized Signature)

Dated the 15 day of February, 20 12.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2011 and ending December 31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,056,778,499
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,013,959,041
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 6,225,382	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 185,825,581	
Énter the greater of line (i) or (ii)	185,825,581
Total deductions	1,199,784,622
2d. SIPC Net Operating Revenues	$ 1,856,993,877
2e. General Assessment @ .0025	$ 4,642,485

(to page 1, line 2.A.)

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 23, 2012

Charles Schwab & Co., Inc.

In planning and performing our audit of the consolidated financial statements of Charles Schwab & Co., Inc. and subsidiaries (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 23, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu